Exhibit 12.1

CASH AMERICA INTERNATIONAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Net income attributable to Cash America International, Inc. before noncontrolling interests and income taxes	$112,114	$217,526	$184,513	$154,716	$132,803	$124,765
Fixed charges	24,760	47,064	41,958	38,037	30,908	29,079
Amortization of capitalized interest	198	198	—	—	—	—
Less: Capitalized interest	—	(558)	(730)	(797)	(1,185)	(683)

Total earnings	$137,072	$264,230	$225,741	$191,956	$162,526	$153,161

Fixed charges:
Interest expense	$13,869	$25,528	$22,345	$20,807	$15,993	$16,021
Capitalized interest	—	558	730	797	1,185	683
Amortization of debt discount and issuance costs	1,874	3,566	3,340	1,956	—	—
Portion of rent expense representative of interest	9,017	17,412	15,543	14,477	13,730	12,375

Total fixed charges	$24,760	$47,064	$41,958	$38,037	$30,908	$29,079

Ratio of earnings to fixed charges (1)	5.5 x	5.6 x	5.4 x	5.0 x	5.3 x	5.3 x

(1)

For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, including capitalized interest, amortization of debt discount and issuance costs and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.